EXHIBIT 99.3

Interim Unaudited Financial Statements of Suncor Energy Inc. for the nine months ended September 30, 2007

016	Suncor Energy Inc.
2007 Third Quarter

Consolidated statements of earnings and comprehensive income

(unaudited)

		Third quarter	Nine months ended Sept 30
($ millions)	2007	2006	2007	2006
Revenues (note 4)	4 666	4 114	12 975	12 042
Expenses
Purchases of crude oil and products	1 733	1 472	4 389	3 656
Operating, selling and general (notes 4 and 7)	722	656	2 454	2 082
Energy marketing and trading activities (note 4)	746	427	1 927	1 043
Transportation and other costs	49	54	144	152
Depreciation, depletion and amortization	216	180	610	504
Accretion of asset retirement obligations	12	9	36	26
Exploration	9	18	78	80
Royalties (note 11)	170	143	490	771
Taxes other than income taxes	165	156	487	438
Gain on disposal of assets	(1)	(2)	—	(5)
Project start-up costs	26	13	52	39
Financing income (note 5)	(100)	—	(185)	(13)
	3 747	3 126	10 482	8 773
Earnings Before Income Taxes	919	988	2 493	3 269
Provision for (Recovery of) Income Taxes (note 10)
Current	69	(2)	314	(11)
Future	173	308	310	667
	242	306	624	656
Net Earnings	677	682	1 869	2 613
Other comprehensive loss, net of income taxes	(76)	—	(170)	(36)
Comprehensive income	601	682	1 699	2 577

Net Earnings Per Common Share (dollars), (note 6)
Basic	1.47	1.48	4.06	5.69
Diluted	1.43	1.45	3.97	5.56
Cash dividends	0.10	0.08	0.24	0.22

See accompanying notes.

For more information about Suncor Energy, visit our website www.suncor.com

Suncor Energy Inc.	017
2007 Third Quarter

Consolidated balance sheets

(unaudited)

	September 30	December 31
	2007	2006
		(restated)
($ millions)		(note 2)
Assets
Current assets
Cash and cash equivalents	716	521
Accounts receivable (notes 2 and 4)	1 254	1 050
Inventories	674	589
Income taxes receivable	97	33
Future income taxes	112	109
Total current assets	2 853	2 302
Property, plant and equipment, net	19 276	16 160
Deferred charges and other (notes 2 and 4)	367	297
Total assets	22 496	18 759
Liabilities and Shareholders’ Equity
Current liabilities
Short-term debt	5	7
Accounts payable and accrued liabilities (notes 2, 4 and 11)	2 507	2 111
Taxes other than income taxes	53	40
Income taxes payable	203	—
Total current liabilities	2 768	2 158
Long-term debt (note 12)	3 468	2 363
Accrued liabilities and other (notes 2 and 4)	1 230	1 214
Future income taxes (notes 2, 4 and 10)	4 378	4 072
Shareholders’ equity (see below)	10 652	8 952
Total liabilities and shareholders’ equity	22 496	18 759

Shareholders’ Equity

	Number		Number
	(thousands)		(thousands)
Share capital	461 941	856	459 944	794
Contributed surplus		155		100
Accumulated other comprehensive income (notes 2 and 4)		(233)		(71)
Retained earnings (note 2)		9 874		8 129
Total shareholders’ equity		10 652		8 952

See accompanying notes.

Inquiries John Rogers (403) 269-8670

018	Suncor Energy Inc.
2007 Third Quarter

Consolidated statements of cash flows

(unaudited)

		Third quarter	Nine months ended September 30
($ millions)	2007	2006	2007	2006
Operating Activities
Cash flow from operations	1 027	1 153	2 701	3 787
Decrease (increase) in operating working capital
Accounts receivable	(125)	49	(197)	(100)
Inventories	(51)	(98)	(85)	(125)
Accounts payable and accrued liabilities	(176)	219	54	(147)
Taxes payable/receivable	(55)	(38)	152	(15)
Cash flow from operating activities	620	1 285	2 625	3 400
Cash Used in Investing Activities	(1 256)	(866)	(3 678)	(2 320)
Net Cash Surplus (Deficiency) Before Financing Activities	(636)	419	(1 053)	1 080
Financing Activities
Decrease in short-term debt	(1)	—	(2)	(41)
Net proceeds from issuance of long-term debt	428	—	1 835	—
Net increase (decrease) in long-term debt	18	(270)	(469)	(886)
Issuance of common shares under stock option plan	16	7	44	40
Dividends paid on common shares	(42)	(34)	(120)	(92)
Deferred revenue	1	11	4	27
Cash provided by (used in) financing activities	420	(286)	1 292	(952)
Increase (Decrease) in Cash and Cash Equivalents	(216)	133	239	128
Effect of Foreign Exchange on Cash and Cash Equivalents	(20)	(1)	(44)	(3)
Cash and Cash Equivalents at Beginning of Period	952	158	521	165
Cash and Cash Equivalents at End of Period	716	290	716	290

See accompanying notes.

For more information about Suncor Energy, visit our website www.suncor.com

Suncor Energy Inc.	019
2007 Third Quarter

Consolidated statements of changes in shareholders’ equity

(unaudited)

			Cumulative		Accumulated
			Foreign		Other
	Share	Contributed	Currency	Retained	Comprehensive
($ millions)	Capital	Surplus	Translation	Earnings	Income (AOCI)
At December 31, 2005, as previously reported	732	50	(81)	5 295	—
Retroactive adjustment for change in accounting policy (note 2)	—	—	81	—	(81)
At December 31, 2005, as restated	732	50	—	5 295	(81)
Net earnings	—	—	—	2 613	—
Dividends paid on common shares	—	—	—	(92)	—
Issued for cash under stock option plan	45	(5)	—	—	—
Issued under dividend reinvestment plan	7	—	—	(7)	—
Stock-based compensation expense	—	31	—	—	—
Change in AOCI related to foreign currency translation	—	—	—	—	(36)
At September 30, 2006	784	76	—	7 809	(117)
At December 31, 2006, as previously reported	794	100	(71)	8 129	—
Retroactive adjustment for change in accounting policy (note 2)	—	—	71	—	(71)
At December 31, 2006, as restated	794	100	—	8 129	(71)
Net earnings	—	—	—	1 869	—
Dividends paid on common shares	—	—	—	(120)	—
Issued for cash under stock option plan	53	(9)	—	—	—
Issued under dividend reinvestment plan	9	—	—	(9)	—
Stock-based compensation expense	—	62	—	—	—
Income tax benefit of stock option deduction in the U.S.	—	2	—	—	—
Adjustment to opening retained earnings arising from ineffective portion of cash flow hedges at January 1, 2007	—	—	—	5	—
Adjustment to opening AOCI arising from effective portion of cash flow hedges at January 1, 2007	—	—	—	—	8
Change in AOCI related to foreign currency translation	—	—	—	—	(186)
Change in AOCI related to derivative hedging activities	—	—	—	—	16
At September 30, 2007	856	155	—	9 874	(233)

See accompanying notes.

Inquiries John Rogers (403) 269-8670

020	Suncor Energy Inc.
2007 Third Quarter

Schedules of segmented data

(unaudited)

									Third quarter
					Refining and
					Marketing		Corporate and
	Oil Sands		Natural Gas		(note 3)		Eliminations		Total
($ millions)	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
EARNINGS
Revenues
Operating revenues	1 618	1 573	120	126	2 169	1 971	1	2	3 908	3 672
Energy marketing and trading activities	—	—	—	—	771	440	(23)	(2)	748	438
Intersegment revenues	94	135	1	6	—	—	(95)	(141)	—	—
Interest	—	—	—	1	—	2	10	1	10	4
	1 712	1 708	121	133	2 940	2 413	(107)	(140)	4 666	4 114
Expenses
Purchases of crude oil and products	68	71	—	—	1 758	1 524	(93)	(123)	1 733	1 472
Operating, selling and general (note 3)	515	509	32	29	160	139	15	(21)	722	656
Energy marketing and trading activities	—	—	—	—	770	429	(24)	(2)	746	427
Transportation and other costs	32	41	9	6	8	7	—	—	49	54
Depreciation, depletion and amortization	126	96	43	38	38	40	9	6	216	180
Accretion of asset retirement obligations	10	7	2	1	—	1	—	—	12	9
Exploration	—	—	9	18	—	—	—	—	9	18
Royalties (note 11)	145	119	25	24	—	—	—	—	170	143
Taxes other than income taxes	24	17	1	1	140	137	—	1	165	156
Gain on disposal of assets	—	—	(1)	(1)	—	(1)	—	—	(1)	(2)
Project start-up costs	24	8	—	—	2	5	—	—	26	13
Financing income	—	—	—	—	—	—	(100)	—	(100)	—
	944	868	120	116	2 876	2 281	(193)	(139)	3 747	3 126
Earnings (loss) before income taxes	768	840	1	17	64	132	86	(1)	919	988
Income taxes	(212)	(258)	(1)	(5)	(24)	(47)	(5)	4	(242)	(306)
Net earnings (loss)	556	582	—	12	40	85	81	3	677	682

For more information about Suncor Energy, visit our website www.suncor.com

Suncor Energy Inc.	021
2007 Third Quarter

Schedules of segmented data (continued)

(unaudited)

									Third quarter
					Refining and
					Marketing		Corporate and
	Oil Sands		Natural Gas		(note 3)		Eliminations		Total
($ millions)	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
CASH FLOW BEFORE FINANCING ACTIVITIES
Cash flow from (used in) operating activities:
Cash flow from (used in) operations
Net earnings	556	582	—	12	40	85	81	3	677	682
Exploration expenses	—	—	2	15	—	—	—	—	2	15
Non-cash items included in earnings
Depreciation, depletion and amortization	126	96	43	38	38	40	9	6	216	180
Future income taxes	167	256	—	5	(1)	40	7	7	173	308
Gain on disposal of assets	—	—	(1)	(1)	—	(1)	—	—	(1)	(2)
Stock-based compensation expense	12	5	1	—	7	3	4	4	24	12
Other	—	(10)	2	(1)	—	(6)	(122)	(5)	(120)	(22)
Increase (decrease) in deferred credits and other	57	(5)	—	—	(1)	1	—	(16)	56	(20)
Total cash flow from (used in) operations	918	924	47	68	83	162	(21)	(1)	1 027	1 153
Decrease (increase) in operating working capital	(14)	(73)	1	35	(126)	(1)	(268)	171	(407)	132
Total cash flow from (used in) operating activities	904	851	48	103	(43)	161	(289)	170	620	1 285
Cash from (used in) investing activities:
Capital and exploration expenditures	(1 227)	(585)	(67)	(99)	(101)	(102)	(22)	(9)	(1 417)	(795)
Deferred maintenance shutdown expenditures	(42)	—	—	—	(16)	(4)	—	—	(58)	(4)
Deferred outlays and other investments	—	—	—	—	2	2	(16)	(12)	(14)	(10)
Proceeds from disposals	—	1	5	(1)	—	—	—	—	5	—
Decrease (increase) in investing working capital	224	(29)	—	—	4	(28)	—	—	228	(57)
Total cash (used in) investing activities	(1 045)	(613)	(62)	(100)	(111)	(132)	(38)	(21)	(1 256)	(866)
Net cash surplus (deficiency) before financing activities	(141)	238	(14)	3	(154)	29	(327)	149	(636)	419

Inquiries John Rogers (403) 269-8670

022	Suncor Energy Inc.
2007 Third Quarter

Schedules of segmented data (continued)

(unaudited)

							Nine months ended September 30
					Refining and
					Marketing		Corporate and
	Oil Sands		Natural Gas		(note 3)		Eliminations		Total
($ millions)	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
EARNINGS
Revenues
Operating revenues	4 395	4 765	400	420	6 206	5 387	4	4	11 005	10 576
Energy marketing and trading activities	—	—	—	—	1 971	1 097	(25)	(25)	1 946	1 072
Net insurance proceeds	—	385	—	—	—	—	—	—	—	385
Intersegment revenues	388	581	9	23	—	—	(397)	(604)	—	—
Interest	—	—	—	1	4	3	20	5	24	9
	4 783	5 731	409	444	8 181	6 487	(398)	(620)	12 975	12 042
Expenses
Purchases of crude oil and products	137	88	—	—	4 627	4 146	(375)	(578)	4 389	3 656
Operating, selling and general (note 3)	1 783	1 502	102	82	511	456	58	42	2 454	2 082
Energy marketing and trading activities	—	—	—	—	1 954	1 072	(27)	(29)	1 927	1 043
Transportation and other costs	96	114	25	17	23	21	—	—	144	152
Depreciation, depletion and amortization	334	281	128	110	117	94	31	19	610	504
Accretion of asset retirement obligations	30	21	5	4	1	1	—	—	36	26
Exploration	13	22	65	58	—	—	—	—	78	80
Royalties (note 11)	401	682	89	89	—	—	—	—	490	771
Taxes other than income taxes	65	58	4	3	417	376	1	1	487	438
Loss (gain) on disposal of assets	—	—	(1)	(5)	1	—	—	—	—	(5)
Project start-up costs	47	32	—	—	5	7	—	—	52	39
Financing income	—	—	—	—	—	—	(185)	(13)	(185)	(13)
	2 906	2 800	417	358	7 656	6 173	(497)	(558)	10 482	8 773
Earnings (loss) before income taxes	1 877	2 931	(8)	86	525	314	99	(62)	2 493	3 269
Income taxes	(449)	(542)	8	26	(180)	(102)	(3)	(38)	(624)	(656)
Net earnings (loss)	1 428	2 389	—	112	345	212	96	(100)	1 869	2 613

As at September 30
TOTAL ASSETS	16 698	12 933	1 724	1 370	4 269	4 012	(195)	(993)	22 496	17 322

For more information about Suncor Energy, visit our website www.suncor.com

Suncor Energy Inc.	023
2007 Second Quarter

Schedules of segmented data (continued)

(unaudited)

							Nine months ended September 30
					Refining and
					Marketing		Corporate and
	Oil Sands		Natural Gas		(note 3)		Eliminations		Total
($ millions)	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
CASH FLOW BEFORE FINANCING ACTIVITIES
Cash flow from (used in) operating activities:
Cash flow from (used in) operations
Net earnings (loss)	1 428	2 389	—	112	345	212	96	(100)	1 869	2 613
Exploration expenses	—	—	54	40	—	—	—	—	54	40
Non-cash items included in earnings
Depreciation, depletion and amortization	334	281	128	110	117	94	31	19	610	504
Future income taxes	248	553	(8)	(26)	72	83	(2)	57	310	667
Loss (gain) on disposal of assets	—	—	(1)	(5)	1	—	—	—	—	(5)
Stock-based compensation expense	30	14	3	1	15	8	14	8	62	31
Other	(13)	24	6	1	—	4	(237)	(59)	(244)	(30)
Increase (decrease) in deferred credits and other	45	(16)	(1)	—	(4)	(2)	—	(15)	40	(33)
Total cash flow from (used in) operations	2 072	3 245	181	233	546	399	(98)	(90)	2 701	3 787
Decrease (increase) in operating working capital	436	(295)	12	(6)	(137)	(45)	(387)	(41)	(76)	(387)
Total cash flow from (used in) operating activities	2 508	2 950	193	227	409	354	(485)	(131)	2 625	3 400
Cash from (used in) investing activities:
Capital and exploration expenditures	(3 138)	(1 547)	(425)	(341)	(224)	(501)	(42)	(23)	(3 829)	(2 412)
Deferred maintenance shutdown expenditures	(98)	—	(1)	—	(28)	(56)	—	—	(127)	(56)
Deferred outlays and other investments	1	(2)	—	—	—	7	(16)	(5)	(15)	—
Proceeds from disposals	—	1	5	13	1	3	—	—	6	17
Proceeds from property loss	—	29	—	—	—	—	—	—	—	29
Decrease (increase) in investing working capital	314	154	—	—	(27)	(52)	—	—	287	102
Total cash (used in) investing activities	(2 921)	(1 365)	(421)	(328)	(278)	(599)	(58)	(28)	(3 678)	(2 320)
Net cash surplus (deficiency) before financing activities	(413)	1 585	(228)	(101)	131	(245)	(543)	(159)	(1 053)	1 080

Inquiries John Rogers (403) 269-8670

024	Suncor Energy Inc.
2007 Third Quarter

Notes to the consolidated financial statements

(unaudited)

1. ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements, except for the accounting policy changes as described in note 2, Changes in Accounting Policies and note 3, Change in Segmented Disclosures.

In the opinion of management, these interim consolidated financial statements contain all adjustments of a normal and recurring nature necessary to present fairly Suncor Energy Inc.’s (Suncor) financial position at September 30, 2007 and the results of its operations and cash flows for the three and nine month periods ended September 30, 2007 and 2006.

Certain prior period comparative figures have been reclassified to conform to the current period presentation.

2. CHANGES IN ACCOUNTING POLICIES

Financial Instruments

On January 1, 2007 the company adopted CICA Handbook Section 3855 “Financial Instruments, Recognition and Measurement”, Section 1530 “Comprehensive Income” and Section 3865 “Hedging”. These sections establish the accounting and reporting standards for financial instruments and hedging activities, and require the initial recognition of financial instruments at fair value on the balance sheet.

Transaction costs and the related cash flow impacts are included in the fair value assessments of each financial asset and financial liability instrument.

Generally, all derivatives, whether designated in hedging relationships or not, excluding those considered as normal purchases and normal sales, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge each period, changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Earnings. If the derivative is designated as a cash flow hedge each period, the effective portions of the changes in fair value of the derivative are initially recorded in other comprehensive income and are recognized in the Consolidated Statements of Earnings when the hedged item is recognized. Ineffective portions of changes in the fair value of hedging instruments are recognized in the Consolidated Statements of Earnings immediately for both fair value and cash flow hedges.

Gains or losses arising from hedging activities, including the ineffective portion, are reported in the same Consolidated Statement of Earnings caption as the hedged item. The determination of hedge effectiveness and the measurement of hedge ineffectiveness for cash flow hedges are based on internally derived valuations. The company uses these valuations to estimate the fair values of the underlying physical commodity contracts.

In addition to containing the effective portions of the gains/losses on our cash flow hedges, the accumulated other comprehensive income account will also contain the cumulative foreign currency translation adjustment of our foreign operations.

Upon implementation and initial measurement under the new standards at January 1, 2007, the following adjustments were recorded to the balance sheet:

Financial Assets	$42 million
Financial Liabilities	$29 million
Retained Earnings	$5 million
Accumulated Other Comprehensive Loss	$63 million

The comparative interim consolidated financial statements have not been restated, except for the presentation of the cumulative foreign currency translation adjustment of $71 million.

Additional disclosure requirements for financial instruments have been approved by the CICA, and will be required disclosure for the company beginning January 1, 2008.

See Note 4 for a summary of financial instrument disclosures at September 30, 2007.

For more information about Suncor Energy, visit our website www.suncor.com

Suncor Energy Inc.	025
2007 Third Quarter

3. CHANGE IN SEGMENTED DISCLOSURES

Consistent with the company’s organizational restructuring during the first quarter of 2007, results from our Canadian and U.S. downstream refining and marketing operations have been combined into a single business segment – Refining & Marketing. Comparative figures have been reclassified to reflect the combination of the previously disclosed Energy Marketing & Refining –Canada (EM&R) and Refining & Marketing – U.S.A. (R&M) segments. The results of company-wide energy marketing and trading activities will continue to be included in this segment. The financial results relating to the sales of oil sands and natural gas production will continue to be reported in their respective business segments. There was no impact to consolidated net earnings as a result of the restructuring.

Effective January 1, 2007, the company began allocating stock-based compensation expense to each of the reportable business segments. Comparative figures have been reclassified to reflect the allocation of stock-based compensation. There was no impact to consolidated net earnings as a result of the allocation.

4. FINANCIAL INSTRUMENTS

Balance Sheet Financial Instruments

The company’s financial instruments recognized in the Consolidated Balance Sheet consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all current liabilities (except for the current portions of asset retirement and pension obligations), and long-term debt. Unless otherwise noted, carrying values reflect the current fair value of the company’s financial instruments.

The estimated fair values of recognized financial instruments have been determined based on the company’s assessment of available market information and appropriate valuation methodologies, or through comparisons to similar debt instruments; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction.

The company’s fixed-term debt is accounted for under the amortized cost method with the exception of the portion of debt that has related financial hedges which is accounted for under the fair value hedge methodology outlined below. Upon initial recognition, the cost of the debt is its fair value, adjusted for any associated transaction costs. We do not recognize gains or losses arising from changes in the fair value of this debt until the gains or losses are realized. At September 30, 2007, the carrying value of our fixed-term debt accounted for under the amortized cost method was $3.0 billion (fair value – $3.0 billion).

Hedges

Fair Value Hedges

The company periodically enters into derivative financial instrument contracts such as interest rate swaps as part of its risk management strategy to manage its exposure to benchmark interest rate fluctuations. The interest rate swap contracts involve an exchange of floating rate versus fixed rate interest payments between the company and investment grade counterparties. The differentials on the exchange of periodic interest payments are recognized in the accounts as an adjustment to interest expense. The fair value of the underlying debt is adjusted by the fair value change in the derivative financial instrument with the offset to interest expense. At September 30, 2007, the company had interest rate derivatives classified as fair value hedges outstanding for up to four years relating to fixed-rate debt.

There was no ineffectiveness recognized on derivative contracts designated as fair value hedges during the three and nine month periods ended September 30, 2007.

Cash Flow Hedges

Suncor operates in a global industry where the market price of its petroleum and natural gas products is determined based on floating benchmark indices denominated in U.S. dollars. The company periodically enters into derivative financial instrument contracts such as forwards, futures, swaps, options and costless collars to hedge against the potential adverse impact of changing market prices due to changes in the underlying indices. Specifically, the company manages crude sales price variability by entering into West Texas Intermediate (WTI) derivative transactions, and manages variability in market interest rates during periods of debt issuance through the use of interest rate swap transactions.

At September 30, 2007, the company had hedged a portion of its forecasted Canadian and U.S. dollar denominated cash flows subject to U.S. dollar WTI commodity risk for 2007 and 2008, as well as cash flows related to natural gas production and refinery operations in 2007 and 2008.

Inquiries John Rogers (403) 269-8670

026	Suncor Energy Inc.
2007 Third Quarter

The earnings impact associated with realized and unrealized hedge ineffectiveness on derivative contracts designated as cash flow hedges during the three month period ended September 30, 2007 was a gain of $2 million. During the nine month period ended September 30, 2007, the earnings impact was a loss of $4 million, net of income taxes of $2 million.

As at September 30, 2007, assets increased by $14 million and liabilities increased by $11 million as a result of recording derivative instruments at fair value in accordance with the new standards.

The fair value of hedging derivative financial instruments as recorded, is the estimated amount, based on broker quotes and/or internal valuation models, that the company would receive (pay) to terminate the contracts. Such amounts were as follows:

($ millions)	September 30 2007	December 31 2006
Revenue hedge swaps and collars	—	22
Fixed to float interest rate swaps	6	16
Specific cash flow hedges of individual transactions	6	(4)
Fair value of outstanding hedging derivative financial instruments	12	34

Accumulated Other Comprehensive Income (OCI)

A reconciliation of changes in accumulated OCI attributable to derivative hedging activities for the nine month period ending September 30, 2007 is as follows:

($ millions)	2007
OCI attributable to derivatives and hedging activities, recorded upon initial adoption on January 1, 2007, net of income taxes of $5	8
Current period net changes arising from cash flow hedges, net of income taxes of $5	19
Net unrealized hedging gains at the beginning of the period reclassified to earnings during the period, net of income taxes of $2	(3)
OCI attributable to derivatives and hedging activities, end of period, net of income taxes of $8	24

Energy Marketing and Trading Activities

In addition to the financial derivatives used for hedging activities, the company uses physical and financial energy contracts, including swaps, forwards and options, to earn trading and marketing revenues. These energy trading activities are accounted for using the mark-to-market method and, as such, all financial instruments are recorded at fair value at each balance sheet date. Physical energy marketing contracts involve activities intended to enhance prices and satisfy physical deliveries to customers. The results of these activities are reported as revenue and as energy trading and marketing expenses in the Consolidated Statements of Earnings. The net pretax earnings (loss) for the three and nine month periods ended September 30 were as follows:

Net Pretax Earnings (Loss)

	Third quarter		Nine months ended September 30
($ millions)	2007	2006	2007	2006
Physical energy contracts trading activity	5	14	26	30
Financial energy contracts trading activity	(3)	(2)	(7)	(3)
General and administrative costs	(1)	(1)	(2)	(2)
Total	1	11	17	25

The fair value of unsettled (unrealized) financial energy trading assets and liabilities are as follows:

	September 30	December 31
($ millions)	2007	2006
Energy trading assets	2	16
Energy trading liabilities	13	13
Net energy trading assets (liabilities)	(11)	3

For more information about Suncor Energy, visit our website www.suncor.com

Suncor Energy Inc.	027
2007 Third Quarter

Change in Fair Value of Net Assets

($ millions)	2007
Fair value of contracts outstanding at December 31, 2006	3
Fair value of contracts realized during the period	(8)
Fair value of contracts entered into during the period	(7)
Changes in values attributable to market price and other market changes	1
Fair value of contracts outstanding at September 30, 2007	(11)

The source of the valuations of the above contracts is based on actively quoted prices and/or internal model valuations.

5. FINANCING INCOME

	Third quarter		Nine months ended September 30
($ millions)	2007	2006	2007	2006
Interest expense on debt	51	35	131	112
Capitalized interest	(51)	(30)	(131)	(94)
Net interest expense	—	5	—	18
Foreign exchange gain on long-term debt	(126)	—	(233)	(51)
Other foreign exchange loss (gain)	26	(5)	48	20
Total financing income	(100)	—	(185)	(13)

6. RECONCILIATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE

	Third quarter		Nine months ended September 30
($ millions)	2007	2006	2007	2006
Net earnings	677	682	1 869	2 613

(millions of common shares)
Weighted-average number of common shares	462	459	461	459
Dilutive securities:
Options issued under stock-based compensation plans	10	11	10	11
Weighted-average number of diluted common shares	472	470	471	470

(dollars per common share)
Basic earnings per share (a)	1.47	1.48	4.06	5.69
Diluted earnings per share (b)	1.43	1.45	3.97	5.56

Note: An option will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the option.

(a) Basic earnings per share is net earnings divided by the weighted-average number of common shares.

(b) Diluted earnings per share is net earnings, divided by the weighted-average number of diluted common shares.

Inquiries John Rogers (403) 269-8670

028	Suncor Energy Inc.
2007 Third Quarter

7. STOCK-BASED COMPENSATION

A common share option gives the holder the right, but not the obligation, to purchase common shares at a predetermined price over a specified period of time.

After the date of grant, employees that hold options must earn the right to exercise them. This is done by the employee fulfilling a time requirement for service to the company, and with respect to certain options, is subject to accelerated vesting should the company meet predetermined performance criteria. Once this right has been earned, these options are considered vested.

The predetermined price at which an option can be exercised is equal to or greater than the market price of the common shares on the date the option is granted.

A performance share unit is an award entitling employees to receive a payment ranging from zero to a maximum of 150% of the value of a common share contingent upon Suncor’s shareholder return over a three year period relative to a peer group of companies.

(a) Stock Option Plans:

(i) SunShare 2012 Performance Stock Option Plan

On September 28, 2007, the company granted 7,696,000 options to all eligible permanent full-time and part-time employees, both executive and non-executive, under its new employee stock option incentive plan (“SunShare 2012”) which was approved at the Annual and Special Meeting of shareholders on April 26, 2007. Under SunShare 2012, meeting specified performance targets may trigger the vesting of some options, such that 25% of outstanding options may vest on January 1, 2010, and the remaining 75% of outstanding options may vest on January 1, 2013. All unvested options at January 1, 2013, which have not previously expired or been cancelled, will automatically expire.

(ii) SunShare Performance Stock Option Plan

Under the SunShare long-term incentive plan, the company granted 273,000 options to new employees in the third quarter of 2007, for a total of 1,033,000 options granted in the nine months ended September 30, 2007 (634,000 options granted during the third quarter of 2006; 1,232,000 options granted in the nine months ended September 30, 2006).

On April 30, 2008, 50% of the outstanding, unvested SunShare options will vest. The remaining 50% of the outstanding, unvested SunShare options may vest on April 30, 2008 if the final predetermined performance criterion is met. If the performance criterion is not met, the unvested options that have not previously expired or been cancelled, will automatically vest on January 1, 2012. Management believes that it is highly likely the final performance criterion will be met and that all unvested SunShare options at April 30, 2008 will therefore vest. Stock-based compensation expense has been recorded to reflect this assumption.

(iii) Executive Stock Option Plan

Under this plan, the company granted 22,000 common share options in the third quarter of 2007, for a total of 479,000 options granted in the nine months ended September 30, 2007 (1,000 options granted during the third quarter of 2006; 533,000 granted in the nine months ended September 30, 2006) to non-employee directors and certain executives and other senior members of the company. The exercise price of an option is equal to the market value of the common shares at the date of the grant. Options granted have a ten-year life and vest annually over a three-year period.

(iv) Key Contributor Stock Option Plan

Under this plan, the company granted 6,000 common share options in the third quarter of 2007, for a total of 1,182,000 options granted in the nine months ended September 30, 2007 (10,000 options granted during the third quarter of 2006; 1,049,000 granted in the nine months ended September 30, 2006) to non-insider senior managers and key employees. The exercise price of an option is equal to the market value of the common shares at the date of the grant. Options granted have a ten-year life and vest annually over a three-year period.

For more information about Suncor Energy, visit our website www.suncor.com

Suncor Energy Inc.	029
2007 Third Quarter

Fair Value of Options Granted

The fair values of common share options granted during the period are estimated as at the grant date using a Monte Carlo simulation approach for the SunShare 2012 option plan and the Black-Scholes option-pricing model for all other option plans. The weighted-average fair values of the options granted during the various periods and the weighted-average assumptions used in their determination are as noted below:

	Third Quarter		Nine months ended September 30
	2007	2006	2007	2006
Quarterly dividend per share	$0.10	$0.08	$0.10 *	$0.08 **
Risk-free interest rate	4.26%	4.14%	4.22%	4.11%
Expected life	7 years	4 years	6 years	5 years
Expected volatility	30%	30%	30%	29%
Weighted-average fair value per option	$30.38	$25.40	$29.77	$30.16

*          In 2007, quarterly dividends of $0.08 per share were paid in the first quarter and $0.10 per share were paid in the second and third quarters.

**    In 2006, quarterly dividends of $0.06 per share were paid in the first quarter and $0.08 per share were paid in the second and third quarters.

Stock-based compensation expense recognized in the third quarter of 2007 related to stock options plans was $24 million (2006 – $12 million). For the nine months ended September 30, 2007 stock-based compensation expense recognized was $62 million (2006 – $31 million).

Common share options granted prior to January 1, 2003 are not recognized as compensation expense in the Consolidated Statements of Earnings. The company’s reported net earnings attributable to common shareholders and earnings per share prepared in accordance with the fair value method of accounting for stock-based compensation would have been reduced for all common share options granted prior to 2003 to the pro forma amounts stated below:

	Third quarter		Nine months ended September 30
($ millions, except per share amounts)	2007	2006	2007	2006
Net earnings – as reported	677	682	1 869	2 613
Less: compensation cost under the fair value method for pre-2003 options	3	2	8	7
Pro forma net earnings	674	680	1 861	2 606
Basic earnings per share
As reported	1.47	1.48	4.06	5.69
Pro forma	1.46	1.48	4.04	5.68
Diluted earnings per share
As reported	1.43	1.45	3.97	5.56
Pro forma	1.43	1.44	3.95	5.54

(b) Performance Share Units (PSUs)

In the third quarter of 2007 the company issued 1,000 PSUs (2006 – 3,000). For the nine months ended September 30, 2007, the company issued 415,000 PSUs (2006 – 395,000). Expense recognized in the third quarter of 2007 was $10 million (2006 – reversal of previously recognized expense of $10 million). Expense recognized for the nine months ended September 30, 2007 was $46 million (2006 – $25 million).

Inquiries John Rogers (403) 269-8670

030	Suncor Energy Inc.
2007 Third Quarter

8. EMPLOYEE FUTURE BENEFITS LIABILITY

The company’s pension plans and other post-retirement benefits programs are described in note 8 of the company’s 2006 Annual Report. The following is the status of the net periodic benefit cost for the three and nine months ended September 30.

	Pension Benefits
	Third quarter		Nine months ended September 30
($ millions)	2007	2006	2007	2006
Current service costs	13	11	39	33
Interest costs	12	10	34	30
Expected return on plan assets	(11)	(8)	(32)	(24)
Amortization of net actuarial loss	6	7	18	21
Net periodic benefit cost	20	20	59	60

	Other Post-retirement Benefits
	Third quarter		Nine months ended September 30
($ millions)	2007	2006	2007	2006
Current service costs	1	1	3	4
Interest costs	2	2	6	6
Amortization of net actuarial loss	1	1	2	1
Net periodic benefit cost	4	4	11	11

9. SUPPLEMENTAL INFORMATION

	Third quarter		Nine months ended September 30
($ millions)	2007	2006	2007	2006
Interest paid	56	48	133	123
Income taxes paid (received)	112	(12)	167	5

Revenue Hedges

Strategic Crude Oil as at September 30, 2007

	Quantity	Average Price		Revenue Hedged		Hedge
	(bpd)	(US$/bbl)	(a)	(Cdn$ millions)	(b)	Period	(c)
Costless Collars	60 000	51.64 – 93.26		284 – 513		2007
Costless Collars	10 000	59.85 – 101.06		218 – 369		2008

Natural Gas as at September 30, 2007

	Quantity	Average Price	Revenue Hedged	Hedge
	(GJ/day)	(Cdn$/GJ)	(Cdn$ millions)	Period	(c)
Swaps	4 000	6.11	2	2007
Costless Collars	10 000	7.00 – 7.90	2	2007	(d)
Costless Collars	5 000	7.00 – 8.05	1	2007	(d)
Costless Collars	5 000	7.25 – 8.92	1	2007	(d)
(a)	Average price for crude oil costless collars is US$ WTI per barrel at Cushing, Oklahoma.
(b)	The revenue and margin hedged is translated to Cdn$ at the September 30, 2007 exchange rate and is subject to change as the Cdn$/US$ exchange rate fluctuates during the hedge period.
(c)	Original hedge term is for the full year unless otherwise noted.
(d)	For the period October 1 to October 31, 2007, inclusive.

For more information about Suncor Energy, visit our website www.suncor.com

Suncor Energy Inc.	031
2007 Third Quarter

10. INCOME TAXES

During the second quarter of 2007 the federal government substantively enacted a 0.5% reduction to its federal corporate tax rates. Accordingly, the company recognized a reduction in future income tax expense of $67 million related to the revaluation of its opening future income tax balances.

During the second quarter of 2006 the federal government substantively enacted a 3.1% reduction to its federal corporate tax rates. Accordingly, the company recognized a reduction in future income tax expense of $292 million related to the revaluation of its opening future income tax balances.

During the second quarter of 2006 the provincial government of Alberta substantively enacted a 1.5% reduction to its provincial corporate tax rates. Accordingly, the company recognized a reduction in future income tax expense of $127 million related to the revaluation of its opening future income tax balances.

11. ROYALTY ESTIMATE MEASUREMENT UNCERTAINTY

Our current estimation of Alberta Crown royalties is based on regulations currently in effect. The findings of the Alberta Royalty review panel have not been passed into law and not factored into the information discussed below.

Alberta Crown royalties currently in effect for each Oil Sands project require payments to the Government of Alberta based on annual gross revenues less related transportation costs (R) less allowable costs (C), including the deduction of certain capital expenditures (the 25% R-C royalty), subject to a minimum payment of 1% of R.

Oil Sands royalties payable in 2007 are highly sensitive to, among other factors, changes in crude oil and natural gas pricing, foreign exchange rates and total capital and operating costs for each project. Oil Sands pretax royalty estimate was $401 million ($291 million after tax) for the first nine months of 2007 compared to $682 million ($464 million after tax) for the first nine months of 2006. We estimate 2007 annualized Crown Royalties to be approximately $600 million ($435 million after tax) based on nine months of actual results together with 2007 forward crude oil pricing of US$78.50/bbl as at September 30, 2007, current forecasts of production, capital and operating costs for the remainder of 2007, and a Canadian/US foreign exchange rate of $1.01. Accordingly, actual results will differ, and these differences may be material. The balance of the consolidated royalty expense is in respect of natural gas royalties of $89 million ($62 million after tax).

12. LONG-TERM DEBT AND CREDIT FACILITIES

During the first quarter, the company repaid maturing 6.80% $250 million Medium Term Notes using commercial paper. Also during the first quarter, the company issued 5.39% Medium Term Notes with a principal amount of $600 million under an outstanding $2 billion debt shelf prospectus. These notes bear interest, which is paid semi-annually, and mature on March 26, 2037. The net proceeds received were used to repay commercial paper.

During the second quarter, the company issued 6.50% Notes with a principal amount of US$750 million under an outstanding US$2 billion debt shelf prospectus. These notes bear interest, which is paid semi-annually, and mature on June 15, 2038. The net proceeds received were used for general corporate purposes, including repayment of short term borrowing, supporting Suncor’s ongoing capital spending program and for working capital requirements.

Also during the second quarter, our $300 million bilateral credit facility was amended and extended by one year to 2008 and the credit limit was increased by $30 million to $330 million total funds available. Our $2 billion syndicated credit facility was renegotiated and extended by one year to have a five year term expiring in June 2012 and the company’s commercial paper program limit was increased by $300 million from $1.2 billion to $1.5 billion. Additionally, a $15 million revolving demand credit facility was renegotiated and increased by $15 million to $30 million.

During the third quarter, the company issued an additional US$400 million principal amount of 6.50% Notes under our outstanding US$2 billion debt shelf prospectus. These notes bear interest, which is paid semi-annually, and mature on June 15, 2038. The net proceeds received were used for general corporate purposes, including repayment of short term borrowing, supporting Suncor’s ongoing capital spending program and for working capital requirements.

Inquiries John Rogers (403) 269-8670

032	Suncor Energy Inc.
2007 Third Quarter

	September 30	December 31
($ millions)	2007	2006
Fixed-term debt, redeemable at the option of the Company
6.50% Notes, denominated in U.S. dollars, due in 2038 (US$1150)	1 146	—
5.95% Notes, denominated in U.S. dollars, due in 2034 (US$500)	498	583
7.15% Notes, denominated in U.S. dollars, due in 2032 (US$500)	498	583
5.39% Series 4 Medium Term Notes, due in 2037	600	—
6.70% Series 2 Medium Term Notes, due in 2011	500	500
6.10% Medium Term Notes, due in 2007	—	150
6.80% Medium Term Notes, due in 2007	—	250
	3 242	2 066
Revolving-term debt, with interest at variable rates
Credit facilities drawn	225	—
Commercial Paper	—	280
Total unsecured long-term debt	3 467	2 346
Secured long-term debt	1	1
Capital leases	38	38
Fair value of interest rate swaps on US dollar debt securities	6	—
Deferred financing costs	(44)	(22)
Total long-term debt	3 468	2 363

At September 30, 2007, undrawn credit facilities were approximately $1,876 million, as follows:

($ millions)	2007
Facility that is fully revolving for 364 days, has a term period of one year and expires in 2008	330
Facility that is fully revolving for a period of five years and expires in 2012	2 000
Facilities that can be terminated at any time at the option of the lenders	45
Total available credit facilities	2 375
Credit facilities drawn	225
Credit facilities supporting outstanding commercial paper	—
Credit facilities supporting standby letters of credit	274
Total undrawn credit facilities	1 876

For more information about Suncor Energy, visit our website www.suncor.com

Suncor Energy Inc.	033
2007 Third Quarter

Highlights

(unaudited)

	2007	2006
Cash Flow from Operations
(dollars per common share – basic)
For the three months ended September 30
Cash flow from operations (1)	2.23	2.51

For the nine months ended September 30
Cash flow from operations (1)	5.86	8.25
Ratios
For the twelve months ended September 30
Return on capital employed (%) (2)	24.0	47.2
Return on capital employed (%) (3)	17.7	35.0
Net debt to cash flow from operations (times) (4)	0.8	0.4
Interest coverage on long-term debt (times)
Net earnings (5)	18.0	28.6
Cash flow from operations (6)	22.5	32.9
As at September 30
Debt to debt plus shareholders’ equity (%) (7)	24.6	19.4
Common Share Information
As at September 30
Share price at end of trading
Toronto Stock Exchange – Cdn$	94.46	80.19
New York Stock Exchange – US$	94.81	72.05
Common share options outstanding (thousands)	27 872	19 783
For the nine months ended September 30
Average number outstanding, weighted monthly (thousands)	460 789	458 859

Refer to the Quarterly Operating Summary for a discussion of financial measures not prepared in accordance with Canadian generally accepted accounting principles (GAAP).

(1)	Cash flow from operations for the period; divided by the weighted average number of common shares outstanding during the period.
(2)

For the twelve month period ended; net earnings (2007 – $2,109 million; 2006 – $3,300 million) adjusted for after-tax financing expenses (2007 – loss of $118 million; 2006 – income of $6 million) divided by average capital employed (2007 – $8,802 million; 2006 – $6,985 million). Average capital employed is the sum of shareholders’ equity and short-term debt plus long-term debt less cash and cash equivalents, at the beginning and end of the year, divided by two, less capitalized costs related to major projects in progress (as applicable). Return on capital employed (ROCE) for Suncor operating segments as presented in the Quarterly Operating Summary is calculated in a manner consistent with consolidated ROCE. For a detailed reconciliation of ROCE prepared on an annual basis, see page 58 of Suncor’s 2006 Annual Report to Shareholders.

(3)

If capital employed were to include capitalized costs related to major projects in progress (average capital employed including major projects in progress: 2007 – $11,885 million; 2006 – $9,429 million), the return on capital employed would be as stated on this line.

(4)	Short-term debt plus long-term debt less cash and cash equivalents, divided by cash flow from operations for the twelve month period then ended.
(5)	Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.
(6)	Cash flow from operations plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(7)	Short-term debt plus long-term debt; divided by the sum of short-term debt, long-term debt and shareholders’ equity.

Inquiries John Rogers (403) 269-8670

034	Suncor Energy Inc.
2007 Third Quarter

Quarterly operating summary

(unaudited)

	For the quarter ended					Nine months ended		Total year
	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Sept 30	Sept 30	Dec 31
	2007	2007	2007	2006	2006	2007	2006	2006
OIL SANDS
Production (1),(a)
Total production	239.1	202.3	248.2	266.4	242.8	229.8	258.1	260.0
Firebag	35.8	36.2	35.3	35.1	37.2	35.8	33.3	33.7
Sales (a)
Light sweet crude oil	99.3	100.0	105.5	113.7	84.9	101.6	109.4	110.5
Diesel	23.9	20.3	29.5	24.0	20.7	24.6	29.6	28.2
Light sour crude oil	94.1	84.2	112.7	126.8	125.8	96.9	115.3	118.2
Bitumen	6.6	3.8	6.8	9.7	6.6	5.7	5.1	6.2
Total sales	223.9	208.3	254.5	274.2	238.0	228.8	259.4	263.1
Average sales price (2),(b)
Light sweet crude oil	81.00	75.64	68.63	64.51	78.11	74.87	74.90	71.98
Other (diesel, light sour crude oil and bitumen)	73.76	66.74	63.62	57.91	68.60	67.84	68.09	65.17
Total	76.97	71.01	65.70	60.65	71.99	71.02	70.96	68.03
Total *	76.97	71.01	65.61	60.65	71.99	70.99	70.96	68.03

Cash operating costs and Total operating costs – Total operations (c)
Cash costs	23.00	28.40	21.75	22.65	21.00	24.15	17.30	18.70
Natural gas	2.10	4.20	4.50	3.00	2.60	3.55	2.85	2.90
Imported bitumen	—	0.10	0.05	—	0.10	0.05	0.10	0.10
Cash operating costs (3)	25.10	32.70	26.30	25.65	23.70	27.75	20.25	21.70
Project start-up costs	1.10	1.15	0.10	0.25	0.35	0.75	0.45	0.40
Total cash operating costs (4)	26.20	33.85	26.40	25.90	24.05	28.50	20.70	22.10
Depreciation, depletion and amortization	5.70	5.85	4.45	4.25	4.30	5.30	4.00	4.05
Total operating costs (5)	31.90	39.70	30.85	30.15	28.35	33.80	24.70	26.15

Cash operating costs and Total operating costs – In-situ bitumen production only (c)
Cash costs	11.85	10.60	11.05	8.05	5.55	11.15	6.60	8.95
Natural gas	9.10	10.60	11.05	9.90	7.60	10.25	7.80	8.35
Cash operating costs (6)	20.95	21.20	22.10	17.95	13.15	21.40	14.40	17.30
Firebag start-up costs	—	—	—	—	—	—	2.30	1.70
Total cash operating costs (7)	20.95	21.20	22.10	17.95	13.15	21.40	16.70	19.00
Depreciation, depletion and amortization	6.70	5.75	5.35	6.20	5.55	5.95	5.30	5.55
Total operating costs (8)	27.65	26.95	27.45	24.15	18.70	27.35	22.00	24.55

(for the period ended)
Capital employed (i)	6 037	5 016	5 134	5 015	5 491

(for the twelve months ended)
Return on capital employed (j)	32.8	34.4	47.6	53.5	57.7
Return on capital employed (j)****	22.0	23.6	34.7	40.1	43.6

For more information about Suncor Energy, visit our website www.suncor.com

Suncor Energy Inc.	035
2007 Third Quarter

Quarterly operating summary (continued)

(unaudited)

	For the quarter ended					Nine months ended		Total year
	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Sept 30	Sept 30	Dec 31
	2007	2007	2007	2006	2006	2007	2006	2006
NATURAL GAS
Gross production **
Natural gas (d)	193	191	191	192	191	192	192	191
Natural gas liquids (a)	2.4	2.3	2.4	2.1	2.1	2.4	2.4	2.3
Crude oil (a)	0.7	0.7	0.7	0.5	0.7	0.7	0.8	0.7
Total gross production (e)	35.2	34.9	34.9	34.7	34.6	35.0	35.2	34.8
Total gross production (f)	211	209	209	208	208	210	211	209
Average sales price (2)
Natural gas (g)	5.39	6.85	7.01	6.55	6.33	6.41	7.16	7.15
Natural gas (g) *	5.14	6.83	7.14	6.40	6.13	6.37	6.94	6.95
Natural gas liquids (b)	54.81	47.41	54.12	44.20	53.11	52.15	55.20	44.96
Crude oil – conventional (b)	69.42	63.71	65.49	51.20	84.95	66.24	72.79	74.83
Net wells drilled
Conventional – Exploratory ***	1	3	4	4	1	8	7	11
– Development	2	1	8	6	6	11	12	18
	3	4	12	10	7	19	19	29
(for the period ended)
Capital employed (i)	1 090	1 079	1 063	857	775

(for the twelve months ended)
Return on capital employed (j)	(0.6)	0.6	8.5	14.9	27.7

REFINING AND MARKETING
Refined product sales (h)
Transportation fuels
Gasoline
Retail	5.1	5.2	5.4	5.5	5.3	5.3	5.2	5.3
Other	12.0	11.7	11.8	11.0	11.4	11.9	10.6	10.6
Distillate	10.8	10.5	10.3	8.8	8.5	10.5	8.4	8.5
Total transportation fuel sales	27.9	27.4	27.5	25.3	25.2	27.7	24.2	24.4
Petrochemicals	0.9	1.3	0.8	0.4	1.0	1.0	1.0	0.9
Asphalt	2.1	1.8	1.3	0.8	1.6	1.7	1.3	1.2
Other	4.2	4.1	2.0	2.6	3.6	3.4	3.2	3.0
Total refined product sales	35.1	34.6	31.6	29.1	31.4	33.8	29.7	29.5

Crude oil supply and refining
Processed at refineries (h)	25.9	27.6	24.6	19.4	24.2	26.1	22.5	21.7
Utilization of refining capacity (j)	102	108	97	76	95	102	89	85

(for the period ended)
Capital employed (i)	2 144	1 852	1 928	1 818	1 629

(for the twelve months ended)
Return on capital employed (j)	20.0	26.2	22.7	20.4	30.1
Return on capital employed (j) ****	16.9	19.7	15.6	12.5	16.5

Inquiries John Rogers (403) 269-8670

036	Suncor Energy Inc.
2007 Third Quarter

Quarterly operating summary (continued)

Non GAAP Financial Measures

Certain financial measures referred to in the Highlights and Quarterly Operating Summary are not prescribed by Canadian generally accepted accounting principles (GAAP). Suncor includes cash flow from operations, return on capital employed and cash and total operating costs per barrel data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Total operations production	–	Total operations production includes total production from both mining and in-situ operations.

(2) Average sales price	–	This operating statistic is calculated before royalties and net of related transportation costs (including or excluding the impact of hedging activities as noted).

(3) Cash operating costs – Total operations	–

Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense, taxes other than income taxes and the cost of bitumen imported from third parties. Per barrel amounts are based on total production volumes. For a reconciliation of this non-GAAP financial measure see Management’s Discussion and Analysis.

(4) Total cash operating costs – Total operations	–	Include Cash operating costs – Total operations as defined above and cash start-up costs. Per barrel amounts are based on total production volumes.

(5) Total operating costs – Total operations	–	Include Total cash operating costs – Total operations as defined above and non-cash operating costs. Per barrel amounts are based on total production volumes.

(6) Cash operating costs – In-situ bitumen production	–

Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense and taxes other than income taxes. Per barrel amounts are based on in-situ production volumes only.

(7) Total cash operating costs – In-situ bitumen production	–	Include Cash operating costs – In-situ bitumen production as defined above and cash start-up operating costs. Per barrel amounts are based on in-situ production volumes only.

(8) Total operating costs – In-situ bitumen production	–	Include Total cash operating costs – In-situ bitumen production as defined above and non-cash operating costs. Per barrel amounts are based on in-situ production volumes only.

Explanatory Notes

*	Excludes the impact of hedging activities.

**	Currently Natural Gas production is located in the Western Canada Sedimentary Basin.

***	Excludes exploratory wells in progress.

****	If capital employed were to include capitalized costs related to major projects in progress, the return on capital employed would be as stated on this line.

(a) thousands of barrels per day	(d) millions of cubic feet per day	(g) dollars per thousand cubic feet

(b) dollars per barrel	(e) thousands of barrels of oil equivalent per day	(h) thousands of cubic metres per day

(c) dollars per barrel rounded to the nearest $0.05	(f) millions of cubic feet equivalent per day	(i) $ millions

(j) percentage

Metric Conversion

Crude oil, refined products, etc.	1m3 (cubic metre) = approx. 6.29 barrels

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